Exhibit 99.1

Borr Drilling Limited – Notification of PDMR Trades

Borr Drilling Limited (the “Company”) has: (i) allocated and will deliver 96,785 of the Company’s shares, held in treasury and listed on Oslo Stock Exchange, to four persons discharging managerial responsibilities (“PDMRs”), as defined by the Market Abuse Regulation in their capacity as directors, constituting part of their remuneration; and (ii) received corresponding trade notifications from the PDMRs:

Paal Kibsgaard, director and chairman: 12,500 shares, constituting part of his remuneration for Q1 2021. After delivery Mr. Kibsgaard, with close associates, will own 1,125,000 shares in the Company.

A company affiliated with director and Vice Chairman Tor Olav Trøim: 25,934 shares, constituting part of his remuneration for Q1 2021. After delivery Mr. Trøim, with close associates, will own 17,783,203 shares in the Company.

Kate Blankenship, Director: 32,417 shares, constituting part of her remuneration for Q1 2021. After delivery Mrs. Blankenship, with close associates, will own 360,018 shares in the Company.

Neil Glass, Director of Borr Drilling: 25,934 shares constituting part of his remuneration for Q1 2021. After delivery Mr. Glass, with close associates, will own 232,205 shares in the Company.

The transfer value of the transferred shares has been set to the closing trading price of the Company’s share on New York Stock Exchange at 31 March 2021, which was USD 0.964.

Bermuda 14 July 2021

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.